UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING
(Amendment No. “2”)

EQUITY LIFESTYLES PROPERTIES INC.
(NAME OF ISSUER)

Real Estate Inv Trst
(TITLE CLASS OF SECURITIES)

29472R108
(CUSIP NUMBER)

12/31/10
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☒  RULE 13D-1(B)
☐  RULE 13D-1(C)
☐  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 29472R108	PAGE 2 OF 13

1.	NAME OF REPORTING PERSON/EIN
General Motors Investment Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5.	SOLE VOTING POWER
SHARES 0
6.	SHARED VOTING POWER
SHARES 1,455,210
7.	SOLE DISPOSITIVE POWER
SHARES 0
8.	SHARED DISPOSITIVE POWER
SHARES 1,455,210
9.	TOTAL BENEFICIALLY OWNED
SHARES 1,455,210

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.72%

12.	TYPE OF REPORTING PERSON*
IA, CO

CUSIP NO. 29472R108	PAGE 3 OF 13

1.	NAME OF REPORTING PERSON/EIN
State Street Bank and Trust Company as trustee for General Motors Hourly-Rate Employes Pension Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

5.	SOLE VOTING POWER
SHARES 0
6.	SHARED VOTING POWER
SHARES 769,975
7.	SOLE DISPOSITIVE POWER
SHARES 0
8.	SHARED DISPOSITIVE POWER
SHARES 769,975
9.	TOTAL BENEFICIALLY OWNED
SHARES 769,975

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.50%

12.	TYPE OF REPORTING PERSON*
EP

CUSIP NO. 29472R108	4 OF 13

1.	NAME OF REPORTING PERSON/EIN
State Street Bank and Trust Company as trustee for General Motors Salaried Employes Pension Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

5.	SOLE VOTING POWER
SHARES 0
6.	SHARED VOTING POWER
SHARES 680,225
7.	SOLE DISPOSITIVE POWER
SHARES 0
8.	SHARED DISPOSITIVE POWER
SHARES 680,225
9.	TOTAL BENEFICIALLY OWNED
SHARES 680,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.21%

12.	TYPE OF REPORTING PERSON*
EP

CUSIP NO. 29472R108	PAGE 5 OF 13

1.	NAME OF REPORTING PERSON/EIN
State Street Bank and Trust Company as trustee for GMAM Group Pension Trust I

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

5.	SOLE VOTING POWER
SHARES 0
6.	SHARED VOTING POWER
SHARES 5,010
7.	SOLE DISPOSITIVE POWER
SHARES 0
8.	SHARED DISPOSITIVE POWER
SHARES 5,010
9.	TOTAL BENEFICIALLY OWNED
SHARES 5,010

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

.02%

12	TYPE OF REPORTING PERSON*
EP

SCHEDULE 13G	PAGE 6 OF 13

ITEM 1.

(A)	NAME OF ISSUER
EQUITY LIFESTYLES PROPERTIES INC. (‘ELS’)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
2 North Riverside Plaza, Suite 800
Chicago, IL 60606

ITEM 2.

(A)	NAME OF PERSON FILING
(i)	General Motors Investment Management Corporation (“GMIMCo”)
(ii)	State Street Bank and Trust Company as Trustee for General Motors Hourly-Rate Employes Pension Trust (“Hourly Trust”)
(iii)	State Street Bank and Trust Company as Trustee for General Motors Salaried Employes Pension Trust (“Salaried Trust”)
(iv)	State Street Bank and Trust Company as trustee for GMAM Group Pension Trust I (“Trust”)

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,RESIDENCE
(i)	GMIMCo
767 Fifth Avenue
New York, NY 10153

(ii)	Hourly Trust
c/o State Street Bank and Trust Company
1 Lincoln Street
Boston, MA  02111

(iii)	Salaried Trust
c/o State Street Bank and Trust Company
1 Lincoln Street
Boston, MA  02111

(iv)	Trust
c/o State Street Bank and Trust Company
1 Lincoln Street
Boston, MA  02111

(C)	CITIZENSHIP
(i)	GMIMCo – Delaware
(ii)	Hourly Trust – New York
(iii)	Salaried Trust – New York
(iv)	Trust – New York

(D)	TITLE CLASS OF SECURITIES
Real Estate Inv Trst

(E)	CUSIP NUMBER
29472R108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(select either E or F)
(E) ☒	INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISORS ACT OF 1940 (in the case of GMIMCO)
(F) ☒
EMPLOYEE BENEFIT PLAN,PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; (in the case of the TRUST)SEE SECTION 240.13d-1(b)(1)(ii)(F)

ITEM 4. OWNERSHIP

The Trusts are trusts formed under and for the benefit of one or more employee benefit plans (“Plans”) of General Motors Company (“GM”), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940.  Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities.  The Trusts and GMIMCo are referred to herein as the “Reporting Persons.”

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans.  It also itself manages certain assets of the Plans.  Two investment managers acting with respect to the plans are AEW and Batterymarch (the “Managers”). GMIMCo and the Managers have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo’s management of certain assets of the Plans, the following information is being provided as of December 31, 2010 with respect to such securities of the Issuer under management by GMIMCo for the benefit of the Plans (1):

(A)	AMOUNT BENEFICIALLY OWNED
(i)	GMIMCo	1,455,210
(ii)	Hourly Trust	769,975
(iii)	Salaried Trust	680,225
(iv)	Trust	5,010

(B)	PERCENT OF CLASS
(i)	GMIMCo	4.72%
(ii)	Hourly Trust	2.50%
(ii)	Salaried Trust	2.21%
(iii)	GMIMCo	.02%

(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE
0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE
Same as set forth under Item 4 (a) above
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
Same as set forth under Item 4 (a) above

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities.  Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement (“Additional Securities”).  The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo  (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
☒
 --------------
(footnotes)
(1) Pursuant to Rule 13d-4.  The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHERPERSON.

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICHACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2011

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Z. Jamie Behar
Name: Z. Jamie Behar
Title: Managing Director, Real Estate and Alternative Investments

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2011

STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Hourly-Rate Employes Pension Trust(as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2011

STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Salaried Employes Pension Trust(as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2011

STATE STREET BANK AND TRUST COMPANY
As trustee for GMAM Group Pension Trust I

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Equity Lifestyle Properties Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 07, 2011

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Z. Jamie Behar
Name: Z. Jamie Behar
Title: Managing Director, Real Estate and Alternative
Investments

STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Hourly-Rate Employes Pension Trust(as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Salaried Employes Pension Trust(as directed by General Motors Investment Management Corporation)

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President

STATE STREET BANK AND TRUST COMPANY
As trustee for GMAM Group Pension Trust I

By:	/S/ Russell M. Ricciardi
Name: Russell M. Ricciardi
Title: Vice President